NEWS RELEASE

DRILL RESULTS YIELD ADDITIONAL HIGH-GRADE GOLD MINERALIZATION AT PHUOC SON

HIGHLIGHTS:

•
Two further holes on the North-Extension of the Dak Sa shear zone: DSDH 219 cut 19.46 g/t gold over 3.90 meters, including 30.04 g/t gold over 2.50 meters and 22.05 g/t gold over 0.50 meters, while DSDH218 cut 5.70 g/t over 1.70 meters.

•
Eleven North-Extension holes drilled to date have intersected significant alteration and mineralization, confirming that announced NI 43-101 category resources of the Phuoc Son Mine North and South deposits constitute only a minor component of the Phuoc Son property global potential.

•
The current North-Extension drilling program has so far extended the Dak Sa mineralized structure for more than 800 metres beyond the previously defined limit of NI 43-101 resources in the North Deposit. The total strike length of the Dak Sa shear zone is now well over 2 km.

•
On-going drilling will continue to explore the Dak Sa and other large-scale structures of the Phuoc Son property, as well as progressively increase NI 43-101 category resources ahead of forecast mine production.

TORONTO August 14, 2007 - Olympus Pacific Minerals Inc. (TSX: OYM) (the “Company or Olympus”) is pleased to announce continuing success from step-out drilling along the northern extension of the Dak Sa shear zone. Since the July 26, 2007 release, three further holes (DDH 219–221) have been completed and two more (DDH 222-223) are currently in progress.

Current drilling is focused on the North-Extension of the Dak Sa shear zone, which is one of several large mineralized fault/shear structures being explored within the Phuoc Son property. As illustrated in the attached figure, drilling along a two-kilometer segment of the Dak Sa shear zone has delineated two high-grade gold-silver ore zones, which are now being accessed by mining development from the southern end. It is expected that ongoing drilling and underground mine development will ultimately reveal continuity of mineralization between the North and South deposits, as well as further mineable resources within the North-Extension.

Year to date, the North-Extension drilling program has completed 4,961 metres in 15 drill holes. These have extended the known Dak Sa shear zone for more than 800 metres beyond the previously defined boundary of the North Deposit. Significant drill intercepts from this program are listed in the table below.

PHUOC SON DEPOSIT NORTH EXTENSION – DRILL PROGRAM

HOLE ID	From (m)	To (m)	Intercept Width (m)	Gold Grade (g/t)
DSDH 211	363.79	365.00	1.21	5.77
DSDH 212	237.40	238.15	0.75	2.37
	289.00	293.25	4.25	0.86
including	292.60	293.25	0.65	3.20
	300.00	301.90	1.90	0.45
	315.00	317.00	2.00	1.09
DSDH 213	253.55	268.50	14.95	3.84
including	259.25	265.00	5.75	8.56
DSDH 217	358.00	359.90	1.90	1.05
	363.45	365.60	2.15	20.74
DSDH 218	364.10	367.50	3.40	3.21
including	364.10	365.80	1.70	5.78
	379.00	380.30	1.30	2.85

Phuoc Son Deposit North Extension - Drill Program Continued

HOLE ID	From (m)	To (m)	Intercept Width (m)	Gold Grade (g/t)
DSDH 219	322.60	328.00	5.40	1.62
including	324.30	327.20	2.90	2.65
	336.20	337.50	1.30	0.96
	338.85	339.35	0.50	22.05
	353.40	357.30	3.90	19.46
including	354.80	357.30	2.50	30.04

DSDH 220	Completed, with assay results pending
DSDH 221	Completed, with assay results pending
DSDH 222	Drilling in progress
DSDH 223	Drilling in progress

Notes:

(1)	Unless otherwise stated, holes were drilled at a declination of -90 degrees.
(2)	Based on current geological interpretation of the drilling results, intercept widths are approximate. Additional drilling is required before definitive true widths can be determined.
(3)	Grades are uncut.
(4)	All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand, using the Fire Assay method on 50 grams of prepared sample. The
MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry

Within the Dak Sa North-Extension, drill intercepts of potentially mineable width and grade have now been recorded in five widely separate holes (DSDH 211, 213, 217, 218 and 219).

Previously announced NI 43-101 category mining resources within the North and South deposits are as follows:

NI 43-101	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Resource Category
Measured	157,000	13.21	66.650
Indicated	336,000	13.21	142,850
Total (M + I):	493,000	13.21	209,500
Inferred:	273,000	10.78	94,700

The Dak Sa shear zone remains open along-strike and down-dip and has the potential to host multiple repetitions of North/ South style ore zones. Since Dak Sa is only one of a number of largely unexplored, comparably mineralized structures within the property, the Dak Sa North-Extension drilling results demonstrate that resources announced to date constitute only a minor component of the global potential of the Phuoc Son Property.

The on-going program will therefore have two main objectives: (a) continued wide-spaced exploration drilling to delineate additional high-grade mineralization within the major structures; and (b) close-spaced mine development drilling, to progressively increase NI 43-101 category resources ahead of forecast mine production.

Olympus’ 85% owned Phuoc Son Gold property is located in central Vietnam, along the Phuoc Son-Sepon Suture that also hosts the Company’s 80% owned Bong Mieu Gold property to the East, as well as such world-class deposits as Oxiana’s Sepon deposit to the North.

Olympus as first mover in Vietnam is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4202

www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared and/or reviewed by Mr. Rod Murfitt, who is a Qualified Person as defined by National Instrument 43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

DRILL LAYOUT - PHUOC SON NORTH DEPOSIT EXTENSION

3.21 / 3.40m
Incl. 5.78 / 1.70m
& 2.85 / 1.30m
0.18 / 0.90m & 0.11 / 1.00m
Assays Pending
12.24 / 1.95m
3.84 / 14.95 m
Incl. 8.56 / 5.75m
1.05 / 1.90m
20.74 / 2.15m
14.99 / 0.50m
& 2.44 / 1.65m
1.62 / 5.40m Incl. 2.65 / 2.90m
& 20.05 / 0.50m & 19.46 /
3.90m Incl 30.04 / 2.50m
38.81 / 1.25m
8.18 / 1.85 m
& 7.38 / 0.3m
5.77 / 1.21m
6.94 / 8.01m
North Deposit
10.99 / 3.01m
10.99 / 1.0m
4.06 / 1.50m
8.2 / 1.50m
4.95 / 1.22m
2.77 / 1.70m
0.22 / 3.20m &
0.96 / 0.50m
South Deposit
215
218
220
210
222
217
213
214
206
221
219
211
209
204
216
199
179
044
025
046 Ext
168
170
104
N
500 m
Legend
Exploration Hole
[gold grade (g/t) / intercept width (m)]
Hole in Progress
Proposed Hole
Recent hole with
significant mineralization
Resource Outline (Feb 07)
Dak Sa Total:
(305,240 Ozs) 766,560T @ 12.34 g/t Au
& 16.08 g/t Au
Resource Potential
Indicated Trend
Ore Trend

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.